Media Release

Rio Tinto accelerates productivity drive with world-first technology to enhance mineral recovery

23 September 2014

Rio Tinto is set to capture a crucial advantage in the recovery of mineral deposits, with the launch of its revolutionary three-dimensional mapping technology to reduce costs and improve the efficiency of mining operations.

The new technology supports Rio Tinto’s drive for productivity improvements and cost reductions across its high-quality, low-cost diversified portfolio of assets.

In a world-first under the next phase of its industry-leading Mine of the Future™ programme, Rio Tinto will be able to precisely identify the size, location and quality of ore in real time by retrieving data from automated trucks and drills operating in its mines.

The RTVis™ 3D software provides pinpoint accurate mapping which improves efficiency of mining activity by ensuring it is tightly focused on removing high value ore, significantly reducing both waste and operational costs.

RTVis™ creates 3D images of mine pit activities that previously could not be measured. RTVis™ has led to greater ore recovery through sharper boundary identification, more accurate drill blasting, reduced explosives, improved waste classification and enhanced dig rates.

Rio Tinto head of innovation John McGagh said “This technology allows us to quickly and easily view, compare and evaluate data to paint a picture of what’s under the ground - it’s like an ultrasound image of the deposit delivered in real time, something that we could never do before.

“RTVis™ is a low-cost application that complements existing group-wide data technology in a way previously never available to enhance our mining operations. It quickly brings information to a much broader audience - from a single operator in the field to an expert team in the Rio Tinto Operations Centre in Perth.

“Armed with this detailed information, our operations to recover the ore bodies will be significantly more efficient and effective.”

The new 3D technology is deployed at Rio Tinto’s West Angelas iron ore mine in Western Australia and trials are also underway in other Rio Tinto product groups including Copper, Energy and Diamonds and Minerals.

RTVis™ also provides rapid feedback on the impact to equipment while another important benefit is in the area of mine planning, providing much more certainty about the nature of the ore deposit at an earlier stage of the process.

RTVis™ will be demonstrated at the International Mining and Resources Conference in Melbourne from 22-26 September.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

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